[GPC Biotech AG Letterhead]



GPC Biotech AG, Fraunhoferstr. 20, D-82152 Martinsried


Mr. Jim B. Rosenberg
Senior Assistant Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010                                               September 29, 2006
Washington, DC 20549




Re:      GPC Biotech AG
         Form 20-F for Fiscal Year Ended December 31, 2005
         File No. 0-50825


Dear Mr. Rosenberg:

GPC Biotech AG (the "Company") recently received comments of the staff (the "Staff") of the Securities and Exchange Commission in a letter, dated dateYear2006Day16Month8lstransAugust 16, 2006 (the "Comment Letter") addressed to Bernd Seizinger, the Company's Chief Executive Officer. Set forth below are the Company's responses to the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.


Form 20-F for the year ended December 31, 2005

Operating and Financial Review and Prospects

Results of Operations and Related Information, page 55

1. We acknowledge your disclosures on page 57 regarding the costs incurred on your research and development projects during each of the past three years and your disclosures on page 55 regarding your inability to determine the period in which you might generate revenues from these projects. Please provide in a disclosure-type format, a revised discussion regarding your research and development projects that quantifies the costs incurred since inception on each project and the estimated costs to complete each project. Otherwise, please tell us where you have disclosed this information in your filings.

In addition to the disclosures the Staff references in its question, we also like to refer the Staff to the Annual Report for the fiscal year ended December 31, 2004 (the "2004 20-F"), pages 55 and 56. The referenced pages contain a disclosure of the costs incurred with respect to the Company's research and development projects for each year since 2002. For the Staff's convenience, the Company has aggregated this information in the table below:

                                                                     Year Ended December 31,
                                                      --------------------------------------------------
                                                                                                Total
                                                      2005       2004      2003   2002          2002-
                                                                                                2005
                                                      --------------------------------------------------
Project Costs:
Satraplatin                                                23,087    14,907  9,819       2,581   50,394
1D09C3                                                      1,660     3,092  1,401       4,148   10,301
Cost of performing research and development for others        910     1,371  3,565       3,724    9,570
Other projects                                              8,475     5,196  5,723       9,834   29,228
--------------------------------------------------------------------------------------------------------
Total project cost                                         34,132    24,566 20,508      20,287   99,493
Other costs to arrive at total research and
development                                                 7,419     6,445  6,466       6,234   26,564
Stock-based compensation                                    3,259     1,982  1,290       2,675    9,206
Building and facilities                                     3,468     3,882  4,060       2,731   14,141
Depreciation                                                3,350     1,253  1,361       1,904    7,868
Intellectual property expenses                                593       891    845       1,620    3,949
Other expenses                                              3,463       936  3,005       2,602   10,006
--------------------------------------------------------------------------------------------------------
Total research and development expenses                    55,684    39,955 37,535      38,053  171,227
--------------------------------------------------------------------------------------------------------


In its future reports on Form 20-F, the Company proposes to include a column, substantially similar to the last column in the table above that presents aggregate costs incurred for each project from 2002 through the end of the period covered by the report. "Other projects" include our various pre-clinical and earlier stage projects.

The Company acknowledges the Staff's request for disclosure of costs incurred since the inception of each project, which may include periods prior to 2002. The Company respectfully submits, however, that there were no costs related to satraplatin prior to 2002 (when satraplatin was licensed in) and that other project costs prior to 2002 cannot be presented in a meaningful manner on a project basis because the Company did not have its project systems fully implemented at all of its sites in periods prior to 2002. The Company further submits that it cannot reliably estimate the costs to complete its drug development projects due to uncertainties associated with clinical trials. As a result, the Company proposes to include the following disclosure in its future reports on Form 20-F after the tabular presentation referred to above:

   There were no costs related to satraplatin in 2001 and/or prior years. Other project costs in 2001 and prior years cannot be presented in a meaningful manner on a project basis because we did not have our project systems fully implemented at all of our sites in these years.

   We are unable to reliably estimate the costs to complete our drug development projects due to uncertainties associated with clinical trials. Therefore, any estimates to complete a research and development project are highly speculative and may differ materially from actual expenses incurred for such projects. There are many factors outside of our control that could delay or possibly prevent successful completion of our research and development projects. Furthermore, all estimates are subjective due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including but not limited to significant changes of government regulations, the uncertainty of future preclinical and clinical study results and uncertainties and the unpredictability associated with regulatory approvals, product development, manufacturing and marketing.

Contractual Obligations, page 66

2. Please provide us, in a disclosure-type format, a revised contractual obligations discussion regarding your contingent milestone obligations. In this revised disclosure, please provide at a minimum the nature of the events triggering your payment obligations, the aggregate dollar value of your milestone payments and the aggregate amount of milestone payments you are reasonably likely to incur within the next year.

We refer the Staff to page 67 of the Company's 2005 20-F, which includes the following disclosure:

   The contractual obligations table does not include amounts for milestone payments to various collaboration partners resulting from the achievement of defined contractual milestones, as the payments are contingent on the achievement of defined contractual milestones.

In response to the Staff's comments, the Company would have made the following disclosure as of December 31, 2005 and is planning to include equivalent disclosure in its future filings on Form 20-F:

   The contractual obligations table does not include amounts for milestone payments. We have entered, and from time to time we may enter, into agreements under which we are or may be obligated to make payments which are contingent upon the occurrence of certain events. As of December 31, 2005, the total maximum amount of milestone payments we may be obligated to make under these agreements was approximately (euro)108 million. However, this number includes obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, it is unlikely that all of these milestones will be achieved. In 2005, we made actual payments of approximately (euro)0.4 million under these agreements, all of which were in connection with milestones relating to preclinical studies and clinical trials.

   The actual amounts and the timing of these contingent payments depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the listsproducts being developed under these agreements, the substance and timing of decisions made by the Food and Drug Administration, the United States Patent and Trademark Office and other regulatory authorities, and the volume of sales or gross margin of a listsproduct in a specified territory and as well as certain other factors. These events are subject to numerous risks and uncertainties, including those discussed under "Risk Factors" in
   Item 3 and, therefore we cannot accurately predict the timing, probability and amounts of these payments. Accordingly, costs related to these payments are only reflected in our consolidated financial statements when the achievement of the underlying milestone is deemed probable which, in the past, has been when the related milestone is achieved.

The Staff is supplementally advised that the amount of individual milestone payments, the amount of royalties payable as well as sublicense income contained in its agreements with Spectrum Pharmaceuticals, Inc. (formerly Neotherapeutics, Inc.) ("Spectrum") and with MorphoSys AG ("MorphoSys") received confidential treatment by the Staff on June 23, 2004 until May 6, 2007). The Company believes that any more detailed disclosure of payments due to Spectrum and MorphoSys would jeopardize the confidentiality of this information.

Critical Accounting Policies

Accrued Expenses, page 69

3. You indicate that you make judgments and estimates in determining your accrual balances for contract research and professional service fees. Please provide us, in a disclosure-type format, a revised discussion that quantifies how accurate your estimates have been in the past. If true, please indicate that no material adjustments to your estimates have been made for each of the periods presented in the financial statements.

In response to the Staff's comments, the Company proposes to include the following disclosure in its future reports on Form 20-F:

   For the periods presented in our consolidated financial statements we have made no material adjustments to our estimates of contract research and professional service fees.

The Staff is supplementally advised that:

o Subsequent estimate revisions related to our year end contract research accruals and accrued professional service fees amounted to approximately 0.5 %, 0.3% and 0.9 % of our consolidated net loss for the years ended dateYear2005Day31Month12lstransDecember 31, 2005, 2004 and 2003, respectively.

o Subsequent estimate revisions related to our year end contract research accruals amounted to approximately 0.7%, 0.2%, and 0.5% of consolidated research and development expenses for the years ended dateYear2005Day31Month12lstransDecember 31, 2005, 2004 and 2003, respectively.

o Subsequent estimate revisions related to our year end accrued professional service fees amounted to approximately 0.1%, 0.1%, and 0.1% of our consolidated operating expenses for the years ended dateYear2005Day31Month12lstransDecember 31, 2005, 2004 and 2003, respectively.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Collaboration Agreements, page F-14

4. You disclose that you used the residual method to assess the fair values of the multiple contractual elements of your December 19, 2005 agreement with Pharmion GmbH. Although you do not disclose your anticipated accounting for any future milestone payments to be received from Pharmion, your revenue recognition policy on page F-10 indicates that you recognize revenue for substantive milestones when achieved. Please provide us, in a disclosure-type format, a revised discussion of your Pharmion collaboration agreement that indicates your anticipated revenue recognition for your milestones. If you anticipate recognizing milestone revenues upon attainment, please explain to us how you are able to determine under the residual methods that the undelivered milestone consideration is at fair value and appears to be commensurate with the effort expended.

We advise the Staff that we account for our milestones under the "milestone-based method" as described in the 2005 Miller Revenue Recognition Guide. The milestone-based method distinguishes between up-front and milestone payments for accounting purposes instead of combining them. The up-front fee in the milestone-based method is deemed to relate to the entire performance period, since no discrete earnings process culminated upon receipt of the up-front fee. As such, the up-front fee is recognized over the performance period in a systematic and rational way. The milestone payments, however, are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone. In substance, each milestone is treated as if it is a separate contract and recognized entirely and immediately when achieved.

The milestone-based method is predicated upon the milestones being substantive. We consider milestones to be substantive when there is substantive effort required to reach the milestone and the milestones are contingent upon future events for which there is reasonable uncertainty as to their achievement. All milestones pursuant to our agreement with Pharmion GmbH are for future significant clinical, regulatory or sales achievements and as such are considered to be substantive.

In response to the Staff's comment, we will revise the disclosure related to our revenue recognition policy in our future reports on Form 20-F to clarify the anticipated revenue recognition treatment for milestones, as follows:

   All milestones pursuant to our co-development and licensing agreements are for future significant clinical, regulatory or sales achievements and as such are considered to be substantive. We expect to recognize revenues from milestones achieved, if any, under such agreements under the milestone-based method. The milestone-based method distinguishes between up-front and milestone payments for accounting purposes instead of combining them. The milestone payments are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone. In substance, each substantive milestone is treated as if it is a separate contract and recognized entirely and immediately when achieved.

In addition, we will revise our disclosure in our future reports on Form 20-F to clarify the accounting under the Pharmion co-development and license agreement as follows:

   Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple contractual elements in this agreement. The $18 million upfront cost reimbursement will be recognized as revenue on a straight-line basis over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs will be treated as prepaid development costs and will be recognized as shared development costs are incurred. Revenues resulting from the supply agreement will be recognized when earned.

   Revenues, if any, from substantive milestones achieved under our agreement with Pharmion GmbH will be recognized immediately when achieved pursuant to the milestone-based method.




Note 5: Acquisition of Significant Assets, page F-15

5. Please explain to us why your acquisition of the significant assets of Axxima Pharmaceuticals AG does not constitute the acquisitions of a business under SFAS 141. In your response please ensure you address your hiring of 40 employees of Axxima. In addition, please explain to us why you have accounted for the acquisition of the cash of Axxima in exchange for your common stock as a financing activity instead of an investing activity.

In March, 2005, the Company acquired substantially all of the assets of Axxima Pharmaceuticals AG ("Axxima"), a development stage company (as defined in FAS 7 "Accounting and Reporting" by Development Stage Companies") in bankruptcy proceedings, and hired 40 of its former employees. Following the guidance in footnote 4 to paragraph 9. of SFAS 141 "Business Combinations", the Company reviewed EITF 98-3 "Determining Whether a Non-monetary Transaction involves Receipt of Productive Assets or of a Business" to determine if the acquisition should be recorded as an acquisition of assets or a business combination. In accordance with paragraph 6 of EITF 98-3, which states that if the acquisition "...is in the development stage and has not commenced planned principal operations, the set [acquisition] is presumed not to be a business," Axxima Pharmaceuticals was deemed to be a development stage company and therefore the set of assets acquired and the hiring of 40 employees were presumed not to represent an acquisition of a business.

When reflecting this transaction in its consolidated statement of cash flows, the Company evaluated whether all elements of this transaction were a financing activity and or an investing activity. As disclosed on page 107 of the Company's 2005 20-F, the acquisition of the assets of Axxima was accompanied by a financing transaction of (euro)10.4 million, net of transaction costs. As an initial step in the acquisition, certain private and institutional investors contributed cash of (euro)10.7 million to a holding or "shell" company. In a subsequent step, the shell company then acquired substantially all of the assets of Axxima for a total of (euro)2.0 million. Subsequently, the Company acquired the shell company through issuing shares to the aforementioned private and institutional investors.

Thus, the cash acquired as part of the overall transaction was not, in substance, considered to be assets transferred from Axxima. Rather, the transaction was, in substance, an exchange of cash for shares of the Company issued to the aforementioned investors. Accordingly, the acquisition of cash was considered a financing activity rather than an investing activity. The Company presented amounts paid for the acquired assets out of proceeds from the aforementioned share issuance in cash flows from investing activities. The non-cash acquisition of assets through the assumption of liabilities was disclosed separately as a non-cash transaction.

                                    ********

In responding to the Staff's comments, please be advised that the Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action under federal securities law of the United States; and

o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

If you or another member of the Staff has any further questions or comments concerning these responses or if you require additional information, please feel free to contact Mirko Scherer, Senior Vice President and Chief Financial Officer at +49 (89) 85652600 or Kristina Beirne, Assistant General Counsel, (609) 524-1028.


Very truly yours,



The Management Board of GPC Biotech AG
represented by:


/s/ Sebastian Meier-Ewert
-----------------------------
Name:   Sebastian Meier-Ewert
Title:  SVP & CEO



/s/ Elmar Maier
-----------------------------
Name:   Elmar Maier
Title:  SBP BD



cc:      Mark Brunhofer, Senior Staff Accountant
         Brent Hatzis-Schoch, Vice President and General Counsel
         Danielle Carbone, Shearman & Sterling LLP